Robert E. Burwell Direct Dial: (858) 523-5408 Rob.Burwell@LW.com	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: +858.523.5400 Fax: +858.523.5450 www.lw.com FIRM / AFFILIATE OFFICES
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August 8, 2007	File No. 030288-0007

VIA EDGAR, FAX & FEDEX

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Design Within Reach, Inc.

Form 10-K/A for the Fiscal Year Ended December 30, 2006, Filed May 8, 2007

Form 10-Q for the Fiscal Quarter Ended March 31, 2007, Filed May 10, 2007

File No. 0-50807

Dear Mr. Moran:

We are in receipt of the Staff’s letter dated July 9, 2007 with respect to the above-referenced Form 10-K/A and Form 10-Q. Per our discussions with the Staff, we are responding to the Staff’s comments on behalf of Design Within Reach, Inc. (“DWR”). For ease of reference, we have set forth the Staff’s comment and DWR’s response below.

Form 10-K for the Fiscal Year Ended December 30, 2006

General

1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. Those additional disclosures should be included in your future filings.

DWR’s Response: Annex I attached hereto includes revised disclosures in response to Staff comments 2, 3, 5 and 8. DWR will include these additional disclosures in its future filings.

Item 1.	Business

Overview

2.	We note your disclosure that you derive revenue from several types of products and services. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K.

August 8, 2007

DWR’s Response: Please see the revised disclosure relating to this Staff Comment Number 2 in Annex I. DWR does not have sufficient information to provide revenues by product category for years prior to fiscal year 2006. DWR proposes to provide revenues by product category for fiscal years 2006 and 2007 in its next Annual Report on Form 10-K and will provide three years of revenues by product category beginning with the following year’s Form 10-K.

Item 2.	Properties, page 30

3.	Please expand your disclosure to provide additional information on the geographic location of your 63 studios and other retail outlets, and where you own land and buildings. See Item 102 of Regulation S-K.

DWR’s Response: Please see the revised disclosure relating to Staff Comment Number 3 in Annex I. DWR will include this additional disclosure in its Description of Property disclosures in future filings.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations

General

4.	We note you have more than 63 retail studios and stores operating and open new stores each year. Please revise your disclosure to include the change in comparable or same store sales for each period presented. Disclose how you determine which stores to include in your calculation and how you handle store renovations and replacements each period.

DWR’s Response: DWR does not report comparable store sales because it does not believe the metric provides an meaningful measure for evaluating sales performance. The furniture buying process can be a lengthy one, especially in the luxury segment that DWR occupies. In fact, DWR’s customers often interact with each of its studio, web and phone sales channels in the course of making a single purchasing decision. For example, a customer might see an item in our catalog that he’d like to see in person. He might then come to one of our studios to look at the item and might later purchase the item through our website or through our call center. DWR believes the integration among its studios, website and catalog help to facilitate this process.

DWR refers to its locations as “studios” rather than stores because they are unlike stores in the typical sense. The studios display sample merchandise only, such that customers can touch and feel merchandise they might have seen in a DWR catalog or on its website. If a customer elects to make a purchase at a studio, the merchandise will be delivered to the customer from DWR’s central inventory at its Hebron, Kentucky warehouse or drop shipped to the customer by a vendor—the same process that would apply if the customer purchased on the web or by phone. Other than periodic sales of studio samples, the studios do not provide a “cash and carry” option.

August 8, 2007

Although most of its studios have been open less than three full years, DWR’s experience indicates that studio openings significantly improve our overall market penetration rates in the markets in which they are located. Specifically, DWR has seen its online sales increase in markets where it has studios compared to markets where it does not have studios. Accordingly, DWR believes that a comparable store sales measure would not take into account the studios role in the overall, integrated sales process or the impacts studios have on the markets in which they are located.

Item 8.	Financial Statements and Supplementary Data

Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

5.	We note your disclosure under Advertising that you receive amounts from vendors for cooperative advertising. Please tell us if you also receive allowances and credits from vendors in connection with your purchase of their products. If so, please tell us and revise your disclosure to include the nature of the allowance or credit and your accounting treatment for these amounts, including the timing of your receipt and recording of these amounts, the statement of operations line item which these types of amounts are included. If you recognize an allowance or credit upon receipt from the vendor, please explain your basis for recording these amounts upon receipt. Refer to EITF 02-16.

DWR’s Response: Apart from amounts received from vendors for cooperative advertising, DWR does not typically receive allowances or credits from vendors. In the case of a few select vendors, DWR receives a small discount of approximately 2% for prompt payment of invoices. These discounts are recorded as a reduction of costs of goods sold. In fiscal year 2006, such discounts were $128,000, or 0.12% of cost of goods sold, and in fiscal year 2005, such discounts were $189,000, or 0.21% of cost of goods sold.

Please see the revised disclosure relating to Staff Comment Number 5 in Annex I. DWR will include this additional disclosure in its Notes to Financial Statements in future filings.

Segment Reporting, page 91

6.

We note your disclosure that your CEO is the chief operating decision maker. Please tell us in more detail how you determined that you have only one reportable segment under the requirements of SFAS 131. We note that you have several specific channels that products and services are sold and that you appear to accumulate, track and analyze

August 8, 2007

separate financial information regarding the operating performance of each to sales channel. The sales channels are as follows: (1) studios/stores; (2) phone sales; (3) internet sales; and (4) warehouse and outlet store sales. Please provide us with a representative sample of current internal reports used by management to assess the performance of your business such as internal financial statements, budgets, and other items such as daily flash reports. Please explain to us the operating segments you have identified in your business and provide us with three years of sales and gross margin data for each operating segment and provide us your expectations of future trends for each segment. Explain in detail your basis for aggregating segments and how you satisfied the aggregation criteria and requirements of paragraphs 17 through 19 of SFAS 131. Please also refer to EITF 04-10. We may have further comments upon review of your response.

DWR’s Response: DWR respectfully advises the Staff that DWR’s sales channels, consisting of studio sales, phone sales, internet sales and warehouse and outlet store sales, do not represent separate operating segments as defined in paragraph 10 of SFAS 131. DWR’s product assortment is offered in all channels at the same price and on uniform terms and conditions and is supplied to its customers from a common inventory.1 In addition, all of its sales channels are managed by DWR’s Vice President of Sales, with studio regional managers, a web manager and a phone manager all reporting to him. Marketing promotions when initiated are delivered on an integrated basis across all channels simultaneously. DWR’s chief decision maker, Ray Brunner, Chief Executive Officer, reviews a single set of financial data that encompasses DWR’s entire operations. Although the financial information provided to Mr. Brunner includes sales by sales channel, performance assessments and operating decisions are based on profit and loss statements covering the business as a whole. For example, DWR analyzes gross margins and selling, general and administrative expenses on a company-wide basis rather than by sales channel.

We are providing to you supplementally under separate cover monthly financial statements for the month ended June 30, 2007 and a daily flash report as of August 3, 2007. These reports are representative samples of current internal reports used by management to assess performance of DWR’s business.

Even if DWR’s sales channels constituted separate operating segments, they would be eligible for aggregation under paragraphs 17 through 19 of SFAS 131. The nature of DWR’s products, the type or class of customer for DWR’s products, and the methods used to distribute its products or provide its services are the same in each channel.2 As noted in response to Staff Comment Number 4 above, DWR uses its integrated studio, web and phone sales channels to reach its customers. Regardless of sales channel, the customer can purchase the same merchandise on the same terms and conditions, including price. The products are then shipped to the customer from DWR’s central inventory at its Hebron, Kentucky warehouse or drop shipped to the customer by a vendor regardless of sales channel.

[1]	Prices are, of course, lower on sales of “scratch and dent” inventory at warehouse sales and DWR’s outlet store.
[2]	Criteria from paragraph 17 of SFAS 131 regarding production processes and regulatory environment are not relevant to DWR’s business.

August 8, 2007

Revenue Recognition, page 94

7.	Please clarify your use of “estimated delivery dates” as a basis to recognize revenue on products received by your customers. We note that you include amongst your critical accounting policies and estimate the significant judgments and estimates you make in connection with determining net sales recognized in any accounting period. Explain why you believe it is appropriate to use an estimate for delivery dates to recognize revenue. Explain to us why you do not use actual delivery data maintained by the shipper or common carrier as to when a customer receives delivery of your products. Please tell us how your estimate of delivery times affects your ability to achieve an accurate sales cut-off each accounting and reporting period.

DWR’s Response: DWR is able to accurately estimate delivery dates by analyzing actual average delivery times based on information provided by the common carriers that deliver DWR’s products. Specifically, DWR periodically selects a number of orders to test the number of days it takes, on average, for a customer to receive its products. The number of days to deliver is then weighted by the proportion of sales to the West Coast, Midwest, and East Coast of the United States. The most recent test confirms an average delivery time of approximately six days, which is consistent with DWR’s experience over the past three years. It is impractical for DWR to use actual delivery data maintained by the shipper or common carrier as to when a customer receives delivery. The shippers and common carriers make this information available on their websites, but DWR does not have a system capable of gathering this data electronically. To use the actual delivery data, DWR would be required to manually log in to the relevant websites on a daily basis to track the status of each item shipped.

Shipping and Handling Costs, page 94

8.	We note your disclosure of the types of costs and related amounts of your distribution network are not included in cost of sales, but instead are included in the selling, general and administrative expenses line item. Please revise your disclosure in management’s discussion and analysis to indicate that your gross margins may not be comparable to those of other entities since some entities include all of the costs related to their distribution network in cost of sales and others like you may exclude a portion of them from gross margin, including them instead in other line items.

DWR’s Response: Please see the revised disclosure relating to Staff Comment Number 8 in Annex I. DWR will include this additional disclosure in the Management’s Discussion and Analysis section of its future filings.

August 8, 2007

Item 9A.	Controls and Procedures, page 49

(a) Evaluation of Disclosure Controls and Procedures

9.	We note that for the last three fiscal years you have been unable to provide an effective conclusion on your controls over financial reporting and your disclosure of existing material weaknesses appears to be very similar to those disclosed in Form 10-K for fiscal 2005 and prior years. Please tell us if you eliminated any of your existing material weaknesses during fiscal 2006 as a result of your remediation efforts. Please also tell us your anticipated timetable for completion of your remediation efforts to improve internal controls over financial reporting to bring them to an effective level.

DWR’s Response: As a result of disruptions caused by a near-total turnover in DWR’s senior management and finance department, including DWR’s Chief Executive Officer and Chief Financial Officer, and the significant efforts management and the finance department were required to expend in the second half of fiscal 2006 to reconcile a previously disclosed imbalance between the accrued inventory sub-ledger and the general ledger, DWR was unable to implement and test remediation measures sufficient to eliminate any of DWR’s existing material weaknesses during fiscal 2006. As a result, as noted by the Staff, management was unable to provide an effective conclusion on DWR’s controls over financial reporting for fiscal 2006, and DWR’s disclosure of material weaknesses existing as of the end of fiscal 2006 was similar to its disclosure with respect to weaknesses existing as of the end of fiscal 2005.3

DWR’s control environment has improved substantially in the last twelve months. DWR’s management team has stabilized, with its new CEO having been in place since May 2006 and its new CFO having been in place since September 2006. DWR has built a new finance and accounting department, including the addition of a new controller who has been in place since July 2006. DWR reconciled the imbalance between its accrued inventory sub-ledger and the general ledger, has become current again in its SEC reporting and has returned to good standing with Nasdaq. DWR has improved its operating and finance procedures and has modified its ERP system such that DWR now has a functioning ERP system that generates timely and reliable financial information.

DWR plans to eliminate prior to the end of fiscal 2007 four of the eight material weaknesses noted in its Form 10-K for fiscal 2006. Specifically, DWR believes that it will implement and test controls sufficient to eliminate material weaknesses in the areas of information and communication, account reconciliation, segregation of duties and monitoring. DWR has identified the deficiencies to be remediated and has appointed a project manager tasked with managing DWR’s remediation efforts. DWR also has engaged Ernst & Young LLP to provide Sarbanes-Oxley consulting services and will allocate approximately one quarter of each finance department employee’s time during the balance of fiscal 2007 to remediation efforts.

[3]	DWR was not required to provide management’s assessment of internal controls over financial reporting for periods prior to fiscal 2005.

August 8, 2007

While DWR does not believe it will have sufficient time to complete the implementation and testing of all of the controls necessary to completely eliminate all material weaknesses prior to the end of 2007, DWR expects to at least design and implement the necessary controls, with testing and revisions, if necessary, to occur in fiscal 2008.

10.	We note your disclosure that both your CEO and CFO concluded that your disclosure controls and procedures were not effective as of December 30, 2006 at the reasonable assurance level. In future filings, please do not reference a specific date in your disclosure. Instead, please disclose that your evaluation and conclusion is “as of the end of the period covered by the report.” See Item 307 of Regulation S-K.

DWR’s Response: DWR will disclose in future reports that management’s evaluation and conclusion is “as of the end of the period covered by the report.”

* * * * *

Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/    Robert E. Burwell

Robert E. Burwell

of LATHAM & WATKINS LLP

cc:	Mr. Milwood Hobbs
Securities and Exchange Commission
Mr. Ray Brunner
Mr. John Hellmann
Design Within Reach, Inc.

August 8, 2007

ANNEX I

PROPOSED REVISED DISCLOSURES

Revised Disclosure in Response to Staff Comment No. 2

The following table provides information about the distribution of our studios by state as of the end of each of the last three fiscal years.

	Studios Opened Year End,
State	2004	2005	2006
Arizona	0	1	1
California	7	16	18
Colorado	0	2	2
Connecticut	0	2	2
Washington DC	0	2	2
Florida	2	3	4
Georgia	0	1	1
Illinois	0	3	3
Massachusetts	1	2	2
Maryland	0	1	1
Michigan	0	1	1
Minnesota	0	1	1
Missouri	0	0	1
New Jersey	0	1	2
Nevada	0	1	1
New York	3	8	9
Ohio	0	2	2
Oregon	1	2	2
Pennsylvania	0	1	1
Rhode Island	0	1	1
Texas	1	3	4
Washington State	0	2	2
Wisconsin	0	0	1

Grand Total	15	56	64

August 8, 2007

Revised Disclosure in Response to Staff Comment No. 3

The following table provides information regarding the breakdown of net sales by product category for fiscal years 2006 and 2007.

Category	% of sales
Classics	21.40%
Upholstery	20.90%
Seating & Dining	18.00%
Bedroom	10.80%
Accessories And Other	8.60%
Workspace	6.90%
Outdoor	6.80%
Lighting	6.60%

Total	100.00%

Revised Disclosure in Response to Staff Comment No. 5

“Vendor Allowances and Credits

Apart from amounts received from vendors for cooperative advertising, the Company does not typically receive allowances or credits from vendors. In the case of a few select vendors, the Company receives a small discount of approximately 2% for prompt payment of invoices. These discounts are recorded as a reduction of costs of goods sold.”

Revised Disclosure in Response to Staff Comment No. 8

“Selling, General and Administrative Expenses. (“SG&A”). Selling, general and administrative expenses consist of studio costs, including salaries and studio occupancy costs, costs associated with publishing our catalogs and maintaining our website, and corporate and fulfillment center costs, including salaries and occupancy costs, among others. Our gross margins may not be comparable to those of other companies because some other companies include all of the costs related to their distribution network in cost of sales, and others, including us, may exclude a portion of them from gross margin, including them instead in other line items, such as SG&A.”